                                                                    EXHIBIT 99.1

Investor Relations Contacts:
Roni Gavrielov                            Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations              KCSA Strategic Communications
+972-3-516-7620                           212-896-1249/212-896-1236
roni@km-ir.co.il                          jgoldberger@kcsa.com / mcsaby@kcsa.com

                          SHAMIR OPTICAL INDUSTRY LTD.
                        REPORTS THIRD QUATER 2010 RESULTS

                    NET INCOME INCREASED 18.5% YEAR-OVER-YEAR

     KIBBUTZ SHAMIR, ISRAEL, NOVEMBER 23, 2010 - Shamir Optical Industry Ltd.
(Nasdaq: SHMR) ("SHAMIR"), a leading provider of innovative products and technology to the ophthalmic lens market, today announced unaudited financial results for the third quarter ended September 30, 2010.

     For the quarter ended September 30, 2010, revenues increased 4.7% to $37.8 million, compared with revenues of $36.2 million for the same period in 2009.
Gross profit for the quarter was $20.8 million, or 54.9% of revenues, compared with gross profit of $19.7 million, or 54.6% of revenues for the same period last year.

     For the quarter ended September 30, 2010, operating income decreased 7.0%
to $4.5 million, or 11.9% of revenues, compared with operating income of $4.8 million, or 13.4% of revenues for the same period last year. The reduction in operating income year-over-year was primarily the result of increased research and development costs and elevated general and administrative costs associated with the Company's recently announced transaction with Essilor International.

     Net income for the quarter increased 18.5% to $4.3 million, compared with net income of $3.7 million for the same period in 2009. Net income attributable to Shamir's shareholders was $4.2 million or $0.25 per diluted share, compared with $3.6 million or $0.22 per diluted share for the same period in 2009.

     Excluding the effect of non-cash stock-based compensation expenses, amortization of intangible assets and Essilor transaction costs in 2010, operating income for the quarter was $5.5 million, or 14.5% of revenues, compared with operating income of $5.2 million, or 14.3% of revenues, for the same period last year.

     Excluding the effect of non-cash stock-based compensation expenses, amortization of intangible assets, net of tax, accretion of redeemable non-controlling interest and Essilor transaction costs, net of tax in 2010, net income attributable to Shamir's shareholders for the quarter was $4.8 million, or $0.29 per diluted share, compared with net income of $3.9 million, or $0.24 per diluted share for the same period last year.

     The reconciliation of GAAP operating income and net income to non-GAAP operating income and non-GAAP net income is set forth below.

     As of September 30, 2010, the Company had cash and cash equivalents, including short-term investments of $37.8 million. As was previously announced, the Company declared a dividend in the amount of $13.5 million (approximately
$0.804 per share) to be paid on November 24, 2010.

     Commenting on the results, Amos Netzer, Chief Executive Officer of Shamir, said, "I am pleased with our results for the third quarter of 2010 We executed solidly and continued to make important inroads in many of our operating markets, with the goal of advancing the recognition for Shamir-branded products.
Concurrent with these efforts, we continue to stress the importance of strict cost controls, which has always been a major component of our operating philosophy."

SHAMIR / PAGE 2

     Mr. Netzer continued, "To support our long range goals of expanding our worldwide sales, we recently executed an agreement with a local distributor of our products in the Netherlands. We are confident in our ability to penetrate and expend our holdings in this market and to promote the Shamir brand in the
Benelux region."

     For the fiscal year ending December 31, 2010, Shamir confirmed its estimate for 2010 revenue growth to be in the range of 11%-15%, under the assumption of
December 2009 exchange rates.

CONFERENCE CALL:

     Shamir has scheduled a conference call for 10:00 a.m. ET today to discuss third quarter results. To participate in the call, please dial (888) 562.3356
(U.S. and Canada) or (973) 582.2700 (International). The conference ID for this event is 23919422. For those unable to participate there will be a replay available from 1:00 p.m. ET on November 23, 2010, through 11:59 p.m. ET,
November 30, 2010. Please call: (800) 642.1687 (U.S. and Canada) or (706)
645.9291 (International). The ID code for the replay is 23919422.

     The call will be available as a live, listen-only webcast at www.kcsa.com.
Please go to the KCSA website at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software. A 30-day archive of the webcast will be available approximately 2 hours after the conclusion of the live call.

ABOUT NON - GAAP FINANCIAL MEASURES

     This press release includes non-GAAP financial measures - non-GAAP operating income and non-GAAP net income - that exclude certain charges. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management of Shamir believes that non-GAAP operating income and non-GAAP net income provides meaningful supplemental information because these numbers reflect our core operational results and are used by management internally to review Shamir's financial results.

ABOUT SHAMIR

     Shamir is a leading provider of innovative products and technology to the spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements.
Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir
Creation(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Autograph(TM),
Shamir Attitude(TM) and Shamir Smart(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

SHAMIR / PAGE 3

SAFE HARBOR STATEMENT

     Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and
assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: The conflicts in the region; the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular;
shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

                               (TABLES TO FOLLOW)

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Balance Sheets
(US DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                          As of December 31,  As of September 30,
                                                                                 2009                 2010
                                                                             ------------         ------------
                                                                                                   (Unaudited)

CURRENT ASSETS:
Cash and cash equivalents                                                    $     19,929         $     20,645
Short-term investment                                                              11,679               17,127
Trade receivables (1)                                                              33,648               35,041
Other receivables and prepaid expenses                                              7,918                7,777
Inventory                                                                          26,946               28,277
                                                                             ------------         ------------
   TOTAL CURRENT ASSETS                                                           100,120              108,867

LONG-TERM INVESTMENTS:
Severance pay fund                                                                  2,909                2,819
Long-term receivables                                                                 427                  386
Investments in affiliates                                                           1,306                1,282
                                                                             ------------         ------------
   TOTAL LONG-TERM INVESTMENTS                                                      4,642                4,487

PROPERTY, PLANT AND EQUIPMENT, NET                                                 38,568               37,627
OTHER ASSETS                                                                        7,439                6,161
GOODWILL                                                                           12,945               13,740
                                                                             ------------         ------------
   TOTAL ASSETS                                                              $    163,714         $    170,882
                                                                             ============         ============

CURRENT LIABILITIES:
Short-term bank credit and loans                                             $     11,033         $      8,985
Current maturities of long-term loans                                               6,879                5,040
Trade payables                                                                     11,680               12,873
Accrued expenses and other liabilities                                             15,447               16,007
                                                                             ------------         ------------
   TOTAL CURRENT LIABILITIES                                                       45,039               42,905

LONG-TERM LIABILITIES:
Long-term loans                                                                    12,599                8,813
Capital leases                                                                      2,367                1,654
Accrued severance pay                                                               3,270                3,246
Other long-term liabilities                                                         2,763                  904
Deferred income taxes                                                               2,224                2,162
                                                                             ------------         ------------
   TOTAL LONG-TERM LIABILITIES                                                     23,223               16,779

Redeemable non-controlling interests                                                  690                2,146
                                                                             ------------         ------------
EQUITY:
Share capital
Common shares of NIS 0.01 par value
Authorized: 100,000,000 shares at December 31, 2009 and September 30,
2010; Issued and outstanding:  16,592,345 and 16,781,096  shares at
December 31, 2009 and September 30, 2010, respectively                                 37                   38
Additional paid-in capital                                                         68,230               70,168
Accumulated other comprehensive income                                             (1,122)              (1,686)
Retained earnings                                                                  24,795               36,791
                                                                             ------------         ------------
   Total Shamir Optical Industry Ltd. Shareholders' equity                         91,940              105,311
Non-controlling interests                                                           2,822                3,741
                                                                             ------------         ------------
   TOTAL  EQUITY                                                                   94,762              109,052
                                                                             ------------         ------------
   TOTAL LIABILITIES AND EQUITY                                              $    163,714         $    170,882
                                                                             ============         ============

(1) Net of allowance for doubtful accounts of $ 3,076 and $ 3,326 as of December
31, 2009 and September 30, 2010, respectively

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Statements of Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)

                                                                Three Months Ended             Nine Months Ended
                                                                    September 30,                September 30,
                                                             ------------------------       -------------------------
                                                                2009           2010            2009           2010
                                                             ---------      ---------       ---------       ---------
                                                            (Unaudited)    (Unaudited)     (Unaudited)     (Unaudited)

Revenues, net                                                $  36,157      $  37,845       $ 105,311       $ 118,918
Cost of revenues                                                16,410         17,075          48,748          53,513
                                                             ---------      ---------       ---------       ---------
Gross profit                                                    19,747         20,770          56,563          65,405

Operating Expenses:
                Research and development costs                     802          1,098           2,332           3,245
                Selling and marketing expenses                  10,274         10,724          30,422          32,701
                General and administrative expenses              3,828          4,445          11,023          13,051
                                                             ---------      ---------       ---------       ---------
Total operating expenses                                        14,904         16,267          43,777          48,997
                                                             ---------      ---------       ---------       ---------
Operating income                                                 4,843          4,503          12,786          16,408

Financial expenses (income) and other, net                         335           (851)            237             166
                                                             ---------      ---------       ---------       ---------
Income before taxes on income                                    4,508          5,354          12,549          16,242
Taxes on income                                                    826          1,071           2,877           3,581
                                                             ---------      ---------       ---------       ---------
Income after taxes on income                                     3,682          4,283           9,672          12,661

Equity in  losses (earnings) of affiliates, net                     13             28             (48)             55
Accretion of redeemable non controlling interest                     -            (92)              -               3
                                                             ---------      ---------       ---------       ---------
Net income                                                       3,669          4,347           9,720          12,603

Net income attributable to non-controlling interests                43            196             276             607
                                                             ---------      ---------       ---------       ---------
Net income attributable to Shamir Optical Industry Ltd.
Shareholders                                                 $   3,626      $   4,151       $   9,444       $  11,996
                                                             =========      =========       =========       =========

Net earnings per share:
                Basic                                        $    0.22      $    0.25       $    0.58       $    0.72
                                                             =========      =========       =========       =========
                Diluted                                      $    0.22      $    0.25       $    0.57       $    0.71
                                                             =========      =========       =========       =========

Number of shares:
                Basic                                           16,424         16,779          16,424          16,745
                Dilutive                                        16,546         16,878          16,499          16,833

SHAMIR OPTICAL INDUSTRY LTD.
Reconciliation of Non-GAAP Operating Income and  Net Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)

                                                                 Three Months Ended              Nine Months Ended
                                                                     September 30,                  September 30,
                                                              -------------------------       -------------------------
                                                                2009            2010            2009            2010
                                                              ---------       ---------       ---------       ---------
                                                             (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)

Operating income                                              $   4,843       $   4,503       $  12,786       $  16,408

Non-GAAP adjustment:
     Stock based compensation                                       (60)           (138)           (372)           (427)
     Amortization of intangible assets                             (272)           (361)           (761)         (1,077)
     Essilor transaction costs                                        -            (480)              -            (843)
     Compensation to former Chief Executive Officer                   -               -            (303)              -
                                                              ---------       ---------       ---------       ---------
Non-GAAP operating income                                     $   5,175       $   5,482       $  14,222       $  18,755
                                                              =========       =========       =========       =========

Net income attributable to Shamir Optical Industry Ltd.
Shareholders                                                  $   3,626       $   4,151       $   9,444       $  11,996

Non-GAAP adjustment:
     Stock based compensation                                       (60)           (138)           (372)           (427)
     Amortization of intangible assets, net                        (207)           (268)           (579)           (799)
     Essilor transaction costs, net                                   -            (360)              -            (632)
     Accretion of redeemable non controlling interest                 -              92               -              (3)
     Compensation to former Chief Executive Officer, net              -               -            (227)              -
                                                              ---------       ---------       ---------       ---------
Non-GAAP net income attributable to Shamir Optical
Industry Ltd. Shareholders                                    $   3,893       $   4,825       $  10,622       $  13,857
                                                              =========       =========       =========       =========

Net earnings per share:
     Basic                                                    $    0.24       $    0.29       $    0.65       $    0.83
                                                              =========       =========       =========       =========
     Diluted                                                  $    0.24       $    0.29       $    0.64       $    0.82
                                                              =========       =========       =========       =========

Number of shares:
     Basic                                                       16,424          16,779          16,424          16,745
     Dilutive                                                    16,546          16,878          16,499          16,833